Merrill Lynch Mortgage Investors Trust

Series 2005-2

Issuer

Wells Fargo Bank, N.A.

Master Servicer and Securities Administrator

Merrill Lynch Mortgage Lending, Inc.

Seller

Merrill Lynch Mortgage Investors Trust, Mortgage-Backed Notes, Series MLCC 2005-2

Supplement dated October 7, 2005

to

Prospectus Supplement dated August 31, 2005

to

Prospectus dated August 26, 2005

Capitalized terms used herein and not otherwise defined herein have the meanings assigned in the prospectus supplement dated August 31, 2005.

The paragraph under the section entitled “Indenture—The Issuer” on p. 95 of the Prospectus Supplement shall be amended by deleting such paragraph in its entirety and replacing it with the following:

The Issuer is a statutory trust formed under the laws of the State of Delaware pursuant to the short form trust agreement (the “Short Form Trust Agreement”), dated as of August 19, 2005 between the Depositor and the Owner Trustee, as amended and restated by the amended and restated trust agreement (the “Amended Trust Agreement,” and, together with the Short Form Trust Agreement, the “Trust Agreement”) dated as of August 31, 2005, among the Depositor, the Owner Trustee, and Wells Fargo Bank, N.A., as Securities Administrator, certificate registrar and certificate paying agent. The Trust Agreement constitutes the “governing instrument” under the laws of the State of Delaware relating to statutory trusts. After its formation, the Issuer will not engage in any activity other than (i) acquiring and holding the assets of the trust and proceeds therefrom, (ii) issuing the notes, (iii) making payments on the notes and (iv) engaging in other activities that are necessary, suitable or convenient to accomplish the foregoing or are incidental thereto or connected therewith. Notwithstanding the foregoing, the Issuer, at the direction of the majority holder of the Owner Trust Certificate, may amend its permitted activities, by (i) an appropriate amendment to the Trust Agreement, (ii) any opinion of counsel reasonably requested by the underwriter, the rating agencies, the Indenture Trustee and the Securities Administrator, (iii) in the case of S&P, written confirmation that such amendment will not result in the rating of any Note to be downgraded, withdrawn or suspended, and in the case of Moody’s, written notice of such amendment to Moody’s and (iv) the consent of the majority holder of the Owner Trust Certificates to the amendment of such permitted activities.

The paragraph under the section “Indenture—Limited Mortgage Loan Purchase Right” on p. 99 of the Prospectus Supplement shall be amended by deleting such paragraph in its entirety and replacing it with the following:

The Trust Agreement provides that the majority holder of the Owner Trust Certificates will have the option, but not the obligation, to purchase at any one time up to 1.0% of the mortgage loans (and in any case, at least 5 mortgage loans) from the trust at a purchase price equal to the greater of par plus accrued interest or the aggregate fair market value of such mortgage loans. The mortgage loans that may be purchased by the holder of the Owner Trust Certificates will be selected by it in its sole discretion.

This supplement may be used to offer or sell the notes offered hereby only if accompanied by the prospectus supplement and prospectus.

Dealers will deliver a supplement, prospectus supplement and prospectus when acting as underwriters of the Mortgage-Backed Notes, Series MLCC 2005-2 and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the Mortgage-Backed Notes, Series MLCC 2005-2 will be required to deliver a supplement, prospectus supplement and prospectus for ninety days following the date of this supplement.

Merrill Lynch & Co.